Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Shamroc, Inc.
3482 Paseo Ancho
Carlsbad, CA 92009
https://vivatiaskincare.com/products/vivatia-brightening-system

Up to $1,069,999.00 in Common Stock at $1.75
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Shamroc, Inc.
Address: 3482 Paseo Ancho, Carlsbad, CA 92009
State of Incorporation: DE
Date Incorporated: December 04, 2015

Terms:

Equity

Offering Minimum: $9,999.50 | 5,714 shares of Common Stock
Offering Maximum: $1,069,999.00 | 611,428 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.75
Minimum Investment Amount (per investor): $248.50

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time Based:

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

<u>Amount Based:</u>

$250+

10% product discount for 1 year + 10% Bonus shares

$500+

15% product discount for 1 year + 10% Bonus shares

$1,000+

20% product discount for 1 year + 10% Bonus shares

$2,500+

25% product discount for 1 year + 15% Bonus shares

$5,000+

30% product discount for 2 years + 15% Bonus Shares

$10,000+

35% product discount for 3 years + 20% Bonus shares

$25,000+

40% product discount for 3 years + Lunch/Dinner with Vivatia's Founder + 25% Bonus shares

**All perks occur when the offering is completed.*

StartEngine OWNer's Bonus

Shamroc, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Vivatia Skincare by Shamroc, Inc. is a science and evidence based skincare brand focused today on the fast growth hyperpigmentation category but expanding to other skincare and sexual wellness categories. Vivatia is a Dermatologist recommended safe and effective product that is made in an FDA inspected and registered facility. The brand has sold over $3M including over 700 dermatologists since it's launch. Vivatia's patented foam based product is made in a light and oxygen free manufacturing and packaging environment. This preserves active and other ingredient efficacy and prevents product spoilage. Vivatia is perpetually sealed when not in use creating a safe and always contamination free product.

Vivatia Skincare was originally launched in 2013 as a brand of Precision MD. In 2014, Valeant Pharmaceuticals acquired Precision MD and the Vivatia Skincare Brand. The Company's co-founder, Randy Kriech, was an executive previously at Precision MD. In January of 2016, Shamroc, Inc. acquired the Vivatia Skincare brand.

Competitors and Industry

Our primary competitors in the hyperpigmentation category include Obagi and ZO Medical. The category is highly fragmented and we are one of the only foam based dispensing product that has significant advantages over common offerings of creams, serums, gels, and lotions. Our products are sustainably packaged (90% recyclable vs. plastic, glass, and other product offerings). We are one of the only brands that is manufactured and packaged in a light and oxygen free environment, preserving ingredient efficacy throughout the product's use. Based on our knowledge, competitor's products are exposed to light and oxygen during manufacture and in many cases once packaged, causing product degradation and ineffective and inconsistent product performance.

Current Stage and Roadmap

We are post revenue. The Vivatia Skincare product has sold over $3M since the brand launched in 2013. Shamroc, Inc. acquired the brand in 2016 and since 2016 has achieved $1,128,895 in sales. In 2020 with limited marketing and sales investment we grew our top line by 41% compared to 2019. Prior to 2020 we sold primarily into the physician channel (dermatologists, plastic surgeons, and medical spas). In 2020 we began selling on Amazon and online through our web site. We plan to continue to invest heavily in our online efforts as well as begin international expansion to continue growing the product.

The Team

Officers and Directors

Name: Michael Brower

Michael Brower's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer & Co-Founder
  Dates of Service: December 09, 2015 - Present
  Responsibilities: Manages day to day finances of the business and strategic vision. Currently, Michael receives no salary for his role and is a majority shareholder. Subject to funding, a salary is expected in the future but has not yet been determined. Michael focuses full-time (40 hours) on Vivatia Skincare.

Other business experience in the past three years:

- **Employer:** MDRejuvena
  Title: CFO / COO
  Dates of Service: June 16, 2016 - July 01, 2020
  Responsibilities: Michael ran the financial vision of the company.

Other business experience in the past three years:

- **Employer:** Sokya Health
  Title: Acting CFO
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Providing financial advisory services in an interim basis.

Other business experience in the past three years:

- **Employer:** Invert
  Title: Acting CFO and Advisor
  Dates of Service: May 01, 2021 - Present
  Responsibilities: Financial advisory services.

Name: Randy Kriech

Randy Kriech's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Co-Founder
  Dates of Service: December 09, 2015 - Present
  Responsibilities: Sales and Marketing strategy. Currently, Randy receives no salary for his role and is a majority shareholder. Subject to funding, a salary is

expected in the future but has not yet been determined.

Other business experience in the past three years:

- **Employer:** MDRejuvena
  Title: CEO / President
  Dates of Service: May 31, 2016 - October 31, 2020
  Responsibilities: Led the company in sales, strategy and planning.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to 5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Shamroc, Inc. DBA Vivatia Skincare was formed on 12/09/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Shamroc, Inc. DBA Vivatia Skincare has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 8 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are

unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Shamroc, Inc. DBA Vivatia Skincare or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Shamroc, Inc. DBA Vivatia Skincare could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Brower	2,000,000	Common Stock	50.0
Randy Kriech	2,000,000	Common Stock	50.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 611,428 of Common Stock.

Common Stock

The amount of security authorized is 35,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

As designated by the Board of Directors.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $192,282 a 41% increase from fiscal year 2019 of 136,987. The increase in YOY revenue in 2020 was due to beginning sales online and with Amazon. We continued to sell to the physician channel (primarily dermatologists). In February 2020 we began selling on Amazon. In 2021 and beyond we will focus our selling and marketing efforts and investments in the DTC, Amazon, Physician, and specialty retail channels. We believe that the U.S. is the most important market for us to demonstrate success and then successfully export our brand awareness internationally.

Cost of sales

Cost of sales in 2020 was $73,255, an increase of approximately $10,000, from costs of $62,735 in fiscal year 2019. The increase was largely due to the reduction in cost of goods was due to better component pricing.

Gross margins

Gross margins as a percent of sales were 61.9% and 54.2% in 2020 and 2019 respectively. The improvement was due to better component pricing.

Expenses

The Company's operating expenses consist primarily of marketing and sales expenses, fees for professional services, patents and trademark cost, and research and development expenses. The company's Founders did not receive any compensation or benefits in 2020 and 2019. Operating expenses increased in 2020 to $122,696, an increase of $70,755 over the prior year. The increase was due to primarily to amazon and other sales and marketing expenses and fulfillment expenses.

Historical results and cash flows:

We expect great top line growth as we invest in sales and marketing programs. Gross margins depending on sales mix should exceed 60%. We expect to manage operating expenses such that we achieve positive ebitda annually.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Resources include cash on hand, a recent SBA loan of $21K, and loans from shareholder if needed. We may seek additional equity investment from sources outside of start engine.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Achieving our funding objectives at the $1.07M level will allow us to execute to the finanical forecasts we have presented.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe through sales, shareholder loans, and other possible capital raises outside of start engine we can fund the business. However our sales growth rate may be slower depending on the timing of receiving the capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

As of today, we will continue operating through the next few years. In addition to the minimum capital raised, we will have access to shareholder loans and other potential capital through other investors outside of Start Engine.

How long will you be able to operate the company if you raise your maximum funding goal?

As of today, indefinitely as we believe this will allow us not to have to raise capital again and support us through a future liquidity event.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate working capital loans to be available assuming our funding goals are reached. Shareholder loans will be an ongoing resource if needed.

Indebtedness

- **Creditor:** Shareholders - Co-Founders
  Amount Owed: $108,231.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2099
  This is a shareholder advance with no formal note, the obligation is non-interest bearing. It began to be repaid this year with cash flow, approximately $5k per month.

- **Creditor:** SBA
  Amount Owed: $21,100.00
  Interest Rate: 3.75%
  Maturity Date: January 01, 2052

Related Party Transactions

- **Name of Entity:** Michael Brower
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder loan
  Material Terms: Simple note, non-interest bearing. This relates to advances totaling approx. $108k that were advanced to acquire the Vivatia Assets.

- **Name of Entity:** Randy Kriech
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder loan

Material Terms: Simple note, non-interest bearing. This relates to advances totaling approx. $108k that were advanced to acquire the Vivatia Assets.

Valuation

Pre-Money Valuation: $7,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, we used a revenue forecast model to determine our current valuation. It is derived from a 2 times revenue multiple on our year 2 revenue forecast of $4.6M*, and then discounted by 25% = $7.029M, rounding down to $7M. Second, the company analyzed Vivatia Skincares prior sales (over $3M to date), it's brand recognition and the experience of the company's leadership in developing products to determine the valuation.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) the company does not have any outstanding convertible securities, options, warrants or related plans.

*THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  This will be utilized primarily for search engine optimization programs.

If we raise the over allotment amount of $1,069,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  55.0%
  Search Engine Optimization and other programs to hopefully expand our footprint to increase our customer base.

- *Research & Development*
  15.0%
  This would help us possibly develop new product offerings that the new and existing customers would enjoy.

- *Inventory*
  20.0%
  To meet the demand of our customers, we hope to use 20% of this raise to use for inventory for the estimated orders this campaign and other marketing will generate.

- *Working Capital*
  6.5%
  Various general and administrative expenses including payroll.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://vivatiaskincare.com/products/vivatia-brightening-system (https://vivatiaskincare.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vivatia-skincare

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Shamroc, Inc.

[See attached]

SHAMROC, INC.

(a Delaware corporation)

d/b/a **VIVATIA SKINCARE**

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 27, 2021

To: Board of Directors, SHAMROC, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of SHAMROC, INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

SHAMROC, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	26,355	$	56,062
Inventories		133,287		173,199
Total current assets		159,642		229,261
Other assets		100,000		100,000
Total Assets	$	259,642	$	329,261
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	155,238	$	220,116
Advances from shareholders		108,231		108,231
Total Current Liabilities		263,469		328,347
Total Liabilities		263,469		328,347
SHAREHOLDERS' EQUITY				
Common stock (35,000,000 of $0.0001 par value shares authorized, 4,000,000 and 4,000,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		400		400
Preferred stock (10,000,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively)				
Retained deficit		(4,227)		514
Total Shareholders' Deficit		(3,827)		914
Total Liabilities and Shareholders' Equity	$	259,642	$	329,261

SHAMROC, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 192,282	$ 136,987
Cost of goods sold	73,255	62,735
	119,027	74,252
Operating expenses		
General and administrative	122,696	51,941
Total operating expenses	122,696	51,941
Net Operating Income (Loss)	(3,942)	22,311
Tax (provision) benefit	(800)	(1,200)
Net Income (Loss)	$ (4,742)	$ 21,111

SHAMROC, INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	**$ 400**	**$ (20,597)**	**$ (20,197)**
Net Income (Loss)		21,111	21,111
Balance as of December 31, 2019	**$ 400**	**$ 514**	**$ 914**
Net Income (Loss)		(4,742)	(4,742)
Balance as of December 31, 2020	**$ 400**	**$ (4,227)**	**$ (3,827)**

SHAMROC, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (4,742)	$ 21,111
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	0	31,413
(Increase) Decrease in inventories	39,912	(75,188)
Increase (Decrease) in accounts payable	(64,878)	67,924
Net cash used in operating activities	(29,707)	45,260
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
None	0	0
Net change in cash from financing activities	0	0
Net change in cash and cash equivalents	(29,707)	45,260
Cash and cash equivalents at beginning of period	56,062	10,802
Cash and cash equivalents at end of period	$ 26,355	$ 56,062

SHAMROC, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SHAMROC, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on December 4, 2015. The Company develops and distributes beauty and wellness products under the trade name of VIVATIA SKINCARE. Its products are sold to physicians primarily dermatologists, and online through Amazon and its web site. In the future additional sales channels will include wholesale, and international distribution. The Company's revenues are derived primarily from operations in the United States.

Since inception, the Company has relied on shareholder advances to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products from larger companies, protection of proprietary technology, patent litigation, and dependence on key individuals.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $26,355 and $56,062 of cash on hand, respectively.

Inventories
Inventories are stated at average cost. Total finished goods and component inventory amounted to $133,287 and $173,199 at December 31, 2020 and 2019 respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $10,091 and $0 of net fixed assets, respectively.

Intangible Assets
Intangible assets consist primarily of costs related to the acquisition of the Vivatia brand assets. The purchase also included a royalty agreement of 5 percent for a period of ten years beginning August 2017. Should the company develop and distribute products not using the Vivatia trademark, no royalties would be incurred.

Patents and trademark costs are expensed as incurred.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the

measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records the revenue of its tangible products upon shipment to the end customer.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 6 – EQUITY

Under the articles of incorporation, the total number of common and preferred shares of stock that the Corporation shall have authority to issue is 35,000,000 and 10,000,000 shares respectively, at a par value per share of $0.00001. As of December 31, 2020 and 2019, 4,000,000 common shares were issued and outstanding. No preferred shares had been issued and outstanding.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

Economic Injury Disaster Loan
In April 2021, the Company was approved for an SBA EIDL loan as authorized by the CARES Act of 2020 in the amount of $21,200. The loan is payable over 30 years at an interest rate of 3.75%. Monthly principal and interest payments of $104 begin in March 2022.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak (“COVID19”) to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company’s financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through September 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Vivatia Skincare

Skin brightening system made with Freshtek


FOAM FOR
YOUR SKIN
VIVATIA
SKIN BRIGHTENING SYSTEM
CLEANSE
BRIGHTEN
10
REPAIR
0.5%

Website Carlsbad, CA CONSUMER PRODUCTS

$0.00 raised

0 Investors	**$7M** Valuation
$1.75 Price per Share	**$248.50** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

At Vivatia Skincare, we created a brand built on a proprietary manufacturing and packaging process in which our products are never exposed to light and oxygen. Light and oxygen are the two main reasons that many skincare products degrade and lose efficacy. We call our proprietary technology "Freshtek". Through our proprietary processes, our dermatologist-recommended products ensure that our customers receive exceptional and consistent results from the first application to the last.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Our technology combines specialized formulations not possible with other manufacturing processes with a proprietary manufacturing and packaging process called Freshtek that preserves product efficacy and stability at the highest levels over the product's use. We believe combining innovative, pharmaceutical grade formulations with innovative, proprietary manufacturing and packing processes creates superior performing products.
- Vivatia Skincare has sold over $3 million of product to over 700 dermatologists since Vivatia was launched. This has been achieved with minimal sales and marketing investment.
- We have an accomplished team with over 50 years in the CPG industry, 26 years in skincare, representing several leading brands.

THE PROBLEM

Skin Care Product Spoilage Creates Waste

Based on the company's research, over short periods of time, skin care products degrade, losing efficacy and effectiveness. Much like food spoilage, this process is triggered by exposure to light and oxygen.



We look to skincare products that preserve efficacy and retain their effectiveness through its use.



But many of those skincare products have substantially lost their effectiveness

Today, many consumers continue to use products they have purchased that have substantially lost their effectiveness. Ultimately, these beautiful packaged products do not work and simply become waste. Food spoilage costs exceed $1 trillion globally. We believe skincare spoilage is also a significant cost to consumers and businesses that other brands don't want to talk about.

The Market

A Huge Opportunity in a Growing Market

Based on market research, our initial product focus is the hyperpigmentation category, one of the fastest-growing skincare categories, expected to double from $5 billion today to over $10 billion by 2026, at a CAGR (compound annual growth rate) of 8.4%. We believe we are the only foam dispensed application for treating hyperpigmentation.


Hyper-pigmentation category is
SET TO DOUBLE
by 2026


And affects
6 billion people

Market data based on Vivatia Internal Research and Pigmentation Treatment Market Data.

In addition to our extensions to our Vivatia brand, we have developed formulations and plan to launch skincare products in other categories including sexual wellness and CBD products.

The total market for skincare products is forecasted at $179 billion by 2022, growing at 4.7% CAGR (source William Reed). The global beauty market is fragmenting, with the top 20 brands steadily losing market share to start ups. (Credit Suisse 2018).

The total Sexual Wellness category is forecasted at $108B by 2027 and includes skincare or topical products. We conservatively estimate skincare or topical products to be 25% of this revenue forecast or $27B. The sexual wellness category is forecasted to grow at a CAGR of 5.2% during the forecasted period.

The legal global Cannabis market is forecasted to be $91.5B by 2028 with a CAGR of 26.3%. We conservatively estimate CBD skincare to be 15% of the total market or $11B at 2027. Growth rates for CBD skincare have been forecasted during this period at 26.3%.

All of our future products will be produced using our proprietary manufacturing and packaging process called Freshtek that preserves product efficacy and stability.


Addressable Market
$217 Billion
VIVATIA
SKIN BRIGHTENING SYSTEM
CLEANSE
BRIGHTEN
10
REPAIR
0.5%
Global Skincare
$179B
by 2022
Hyper-Pigmentation Category
$10B
by 2026
CBD Hemp Skincare
$11B
by 2027
Sexual Wellness
$27B
by 2027

We believe there are favorable market and industry trends that will support sales of Vivatia and our new products.

First, there is a greater focus by consumers in product efficacy and safety. Second, consumers are becoming fatigued on products that look pretty but don't work because they degrade and spoil.

Third, product transparency issues continue to increase and even worse, many brands are using "greenwashing" tactics to promote their brands, misleading consumers.

Lastly, consumer demands for more sustainable, planet friendly packaging continues to increase especially among the Millennial and Gen Z demographics.

THE SOLUTION

Higher Quality, Better Performing, Longer Lasting Skin Care Products

Vivatia skincare is the only brand we know whose products are made and packaged in a light and oxygen free environment using our proprietary Freshtek technology. This preserves product efficacy and stability at the highest level, eliminating future degradation and ineffective product performance.

Revolutionary
skincare
products
manufactured
& packaged to
last.


CLEANSE
VIVATIA
BRIGHTEN
10
VIVATIA
REPAIR
0.5%
VIVATIA


100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
95%
67%
Vivatia
Avg 10 competitors

% Retinol Preservation
6 weeks

* This is an independent test performed against 10 competitive products containing the active ingredient retinol. Vivatia showed a 42% improvement over the competition over 6 weeks. Active ingredients, in this case Retinol, degrading 33% over 6 weeks is significant and leads to ineffective products.

Visible Results

Dramatic improvements in pigmentation and photodamage with strong clinical and photographic evidence



Baseline | **4 Weeks**

Baseline | **Vivatia at 4 Weeks**

* Zel Skin & Laser; Split-face study. 2x/daily application. Blinded clinician assessment at 4, 8 and 12 weeks. N=22.

Vivatia brightening system (2% hydroquinone) prove to be as effective as 4% hydroquinone.*

MOTTLED PIGMENTATION


80
60
40
20
0
4 Weeks
8 Weeks
4% HQ
Vivatia 2% HQ

OVERALL PHOTODAMAGE


100
80
60
40
20
0
4 Weeks
8 Weeks
4% HQ
Vivatia 2% HQ

*Higher % of women had results at week 4 with 2% HQ vs. 4% HQ.

*Percent of women who showed improvement matched 4% HQ at week 8.

Check out one of our happy customers:


Vivatia - Testimonial
Watch later
Share
Watch on YouTube

Our Technological Innovation

Our product formulations are specially made for our proprietary manufacturing and packaging process. The process is completed in a light and oxygen free environment from beginning to end. This preserves our formulation's ingredients, resulting in the highest levels of efficacy and stability through the product's use. It also produces the safest dispensing product because the product is perpetually sealed when not used, providing a germ and contamination free product throughout its use. Just think of the visual of someone opening up a serum jar, exposing the product to environmental conditions, sticking their hands in it, and then placing the jar top back. In a pre- and post-pandemic era, protecting product ingredients and safe product application is important.

Unlike many of our competitors, our products are dispensed in a foam and mousse. The look, feel, spreadability, and absorption is superior to competitive brands.

In addition, our products are sustainably packaged with 90% of their components recyclable. This compares to plastic components of 9% recyclable and glass of 30% recyclable. Our internal goals are to get to zero waste.

A Quality Product with Growing Sales

Since our initial hyperpigmentation product was launched, we have sold over $3 million to over 700 dermatologists. In 2020, sales increased 40% as we expanded our sales channels from exclusively physicians to include Amazon and online sales.



Results that matter:
>$3 Million
in sales so far
to
>700
dermatologists
VIVATIA
VIVATIA
[Vivatia] completely changed my life. The foam technology that delivers the product slowly into the skin and the fact that it contains half of hydroquinone (2%) makes me feel relieved and safe. My melasma started fading away and eventually disappeared. Vivatia Brightener Kit has given me back my confidence.

**The above sales refer to sales of Vivatia Skincare since its original launch in 2013 as a brand of Precision MD, to the present. During that time the brand went through multiple acquisitions. In 2016, the current owners, Shamroc, Inc. acquired Vivatia Skincare.*

Our products are manufactured in FDA registered and inspected facilities, and have been independently tested and certified by two US laboratories of not containing mercury.

There have been hyperpigmentation products that contained mercury that exposed consumers to potential health risks. We adhere to the strictest FDA guidelines and always use pharmaceutical grade processes and good manufacturing practices for all our products.

What is hyperpigmention?



Vivatia - What is Hyperpigmentation?
Watch later
Share
I'm a dermatologist
from Beverly Hills
Watch on YouTube

WHY INVEST

Raising the Standards of Skin Care

As we expand our sales beyond physicians, we will use capital to invest in growing our Amazon and online channels. Our future sales channels will include international distribution, specialty retail, online health and pharmacies, and other opportunities.



In five years, we envision our hyperpigmentation system becoming a category leader in one of the fastest growing skincare categories. Our other products will also be well received because of their product performance benefits (higher efficacy and stability, specialized formulations, greater spreadability, safer use), and highly differentiated look and feel compared to commonly made creams, serums, gels, and lotions made from manufacturing processes that have not changed for decades.

We have already achieved significant traction with over $3 million in sales, and we are ready to disrupt our addressable markets of approximately $217 billion with our Freshteck technology and science based, high performing products.


BRIGHTEN
10
VIVATIA
VIVATIA
BRIGHTEN
10

1. Our Freshtek manufacturing and packaging process
2. Patented & proprietary technology with strong competitive barriers
3. Experienced Team in Skincare & CPG industry
4. Significant & highly visible growth opportunities
5. Trusted & recommended by dermatologists
6. Sustainable packaging

Join us as we use our Freshtek technology to achieve better quality, more effective, and more sustainable skin care.

Meet Our Team



Michael Brower

Co-Founder & CFO

Seasoned professional with diverse consumer products experience in public and private companies. Raised over $100 million in capital. Held executive roles at MDRejuvena and Sente, science-based, luxury skin care brands, Gunnar Optics, a technology eyewear brand for esports and computer use, Triple 7 Group, a holding Company for several cycling and motocross brands, Power Metal Technologies an advanced materials company providing nano-enabled components for the sporting goods markets, Orange 21, a leading provider of eyewear products (Spy brand) to the action sports and youth markets where I led an oversubscribed IPO, and Odyssey Golf, the global #1 putter brand in golf. I began my career at KPMG. I have a Bachelor Degree from Chico State (2 years at USD) and an MBA from the University of San Diego. I currently serve as a Director and Treasurer for the San Diego Sport Innovators Organization, a non-profit consumer trade organization serving sports and active lifestyle brands and healthy living and businesses. I also serve as a Director or on the Advisory Board for several emerging group brands including Cali-Strong (an apparel brand), Anchor Audio (a leader in speakers), and Invert (a sustainable packaging technology co.) Michael's full-time role is with Vivatia Skincare.



Randy Kriech

Co-Founder & President

Experienced Founder with a demonstrated history of 25 years working in the professional skincare and dermatology markets. Strong business development professional skilled in Marketing, Sales, Sales Operations, Sales Management and eCommerce Marketing. To date has founded and launched 4 skincare companies and has been involved in multiple M&A deals both in the professional skincare and dermatology markets.

Most recently, was President and CEO of MDRejuvena and prior to that was President of Sente, Inc., Vice President of Sales and Marketing at PrecisionMD, the aesthetic division of Precision Dermatology, where he was responsible for leading worldwide commercialization of the PrecisionMD portfolio. He has held management roles with a number of companies during their start-up phase within the dermatology marketplace including SkinMedica, Elan Pharmaceuticals and Celfix Cosmeceuticals in which he was Co-Founder and Owner. Randy's full-time role is with Vivatia Skincare.

Offering Summary

Company :	Shamroc, Inc.
Corporate Address :	3482 Paseo Ancho, Carlsbad, CA 92009
Offering Minimum :	$9,999.50
Offering Maximum :	$1,069,999.00
Minimum Investment Amount (per investor) :	$248.50

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 5,714

Maximum Number of Shares Offered : 611,428

Price per Share : $1.75

Pre-Money Valuation : $7,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time Based:

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount Based:

$250+

10% product discount for 1 year + 10% Bonus shares

$500+

15% product discount for 1 year + 10% Bonus shares

$1,000+

20% product discount for 1 year + 10% Bonus shares

$2,500+

25% product discount for 1 year + 15% Bonus shares

$5,000+

30% product discount for 2 years + 15% Bonus Shares

$10,000+

35% product discount for 3 years + 20% Bonus shares

$25,000+

40% product discount for 3 years + Lunch/Dinner with Vivatia's Founder + 25% Bonus shares

**All perks occur when the offering is completed.*

StartEngine OWNer's Bonus

Shamroc, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Vivatia Skincare to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

hyperpigmentation also known as age

spots or sunspots is a harmless skin

condition where you develop dark patches

of skin on your face neck and arms

people often complain of how it looks

and how it makes them feel much older

unfortunately as you age the problem

only gets worse luckily this office

provides a revolutionary new product

designed to treat hyperpigmentation and

help reduce the appearance of fine lines

and wrinkles it's called vivacia a

powerful skin brightening product that

comes in a unique foam delivery system

it's easy to use and delivers incredible

results quickly i think the results

speak for themselves and that's what

people want they want a product that's

working they want to feel that it's

working and they want to see a

difference in their skin take a look at

these before and after pictures look how

all the dark patches just went away look

underneath her cheek her skin is clear

bright and beautiful that's why our

patients love this product because they

see results very quickly and they love

the way it feels on their skin vivacio

works by combining powerful oil and

water soluble ingredients that normally

don't mix well together in a proprietary

foam delivery system this foam allows

these powerful ingredients to work

together in harmony and disperse evenly

across your skin allowing for maximum

absorption and quicker results the foam

is incredibly important because what it

does is it helps the ingredients remain

separate so that when they are dispensed

to the skin they remain at their

therapeutic levels and have maximum

results and maximum effects on the skin

when you get the vivacious skin

brightening system you get the vivacio

cleanse the vivacious repair 0.5 retinol

foam and the vivacia brighten 10

hydrating foam and when it's time for

you to see the doctor ask them how you

can get the vivacious skin brightening

system today so you can start using it

as early as tonight the sooner you start

the sooner you will see amazing results

hyperpigmentation is one of the most

common cosmetic problems for women

around the world and the vivacious skin

brightening system is the best way to

treat it

Testimonial Video

okay

carly what do you love about vivacia

what i love about vivacia is um more

than anything it's it's the tone of my

skin has improved

so drastically it's the first product

i've used and i've done everything i've

done treatments i've done drugstore

brands i've done department store brands

and it's the most effective with just

one system you have the anti-aging with

the retinol night treatment and you have

the hydroquinone for the day and it's

the evenness the glow of my skin that

other people notice as well i've never

gotten so many compliments on my skin

since i started using vivatia

What is Hyperpigmentation?

hyperpigmentation also known as age

spots or sunspots is a harmless skin

condition where you develop dark patches

of skin on your face neck and arms

unfortunately as you age the problem

only gets worse we are excited to

introduce a new skin care product it's

called vivacia a new skin brightening

system that contains a 0.5 retinol and a

2 hydroquinone in a proprietary foam

delivery system our patients get very

excited about being able to use a foam

that dissolves into the skin very

quickly but with enhanced penetration of

product so they see outcomes relatively

fast i'm a dermatologist from beverly

hills i have to have the best the best

procedures the best results and the best

products that's the

brightening system we're extremely happy

with vibration our practice we love it

we think it should be in every cosmetic

practice hyperpigmentation is one of the

most common cosmetic problems for women

around the world and the vivacious skin

brightening system is the best way to

treat it

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:10 PM 12/04/2015
FILED 04:10 PM 12/04/2015
SR 20151206244 - File Number 5902112

CERTIFICATE OF INCORPORATION
OF
SHAMROC, INC.

The undersigned, a natural person (the "Sole Incorporator"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereunder stated, under the provisions and subject to the requirements of the laws of the State of Delaware, hereby certifies that:

ARTICLE I.

The name of the corporation is Shamroc, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle, and the name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

ARTICLE IV.

A. The Corporation is authorized to issue two classes of shares of stock designated "Common Stock" and "Preferred Stock," respectively. The total number of shares which the Corporation is authorized to issue is Forty-Five Million (45,000,000) shares, consisting of Thirty-Five Million (35,000,000) shares of Common Stock, each having a par value of $0.0001, and Ten Million (10,000,000) shares of Preferred Stock, each having a par value of $0.0001.

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board") is hereby authorized, by filing a certificate pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V.

The Board is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation (the "Bylaws"). The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws.

ARTICLE VI.

The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

ARTICLE VII.

The name and mailing address of the Sole Incorporator are as follows:

Jessica Lazur, Esq.
PROCOPIO, CORY, HARGREAVES & SAVITCH LLP
525 B Street, Suite 2200
San Diego, CA 92101

ARTICLE VIII.

A. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B. The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

C. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

D. Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX.

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights herein conferred are granted subject to this reservation.

ARTICLE X.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

* * *

IN WITNESS WHEREOF, this Certificate of Incorporation has been subscribed this 4th day of December, 2015, by the undersigned who affirms that the statements made hereto are true and correct.

Jessica Lazur, Sole Incorporator

DOCS 123415-000001/2343244.1